SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*
OBJ Enterprises, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

67089Q105
 (CUSIP Number)

Daniel J. Hammett, Chief Executive Officer
1707 Post Oak Boulevard, Suite 215
Houston, Texas 77056
(832) 900-9366
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.‘

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 67089Q105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Daniel J. Hammett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*				(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)				☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER	63,323,526
OWNED BY
	EACH	9.	SOLE DISPOSITIVE POWER	0
REPORTING
	PERSON WITH	10.	SHARED DISPOSITIVE POWER	63,323,526

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,323,526 common shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

71.7%

14.	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D
CUSIP NO. 67089Q105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Great Outdoors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*				(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)				☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER	63,323,526
OWNED BY
	EACH	9.	SOLE DISPOSITIVE POWER	0
REPORTING
	PERSON WITH	10.	SHARED DISPOSITIVE POWER	63,323,526

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,323,526 common shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

71.7%

14.	TYPE OF REPORTING PERSON*

OO

Item 1.  Security and Issuer.

OBJ Enterprises, Inc.
1707 Post Oak Boulevard, Suite 215
Houston, Texas 77056
Common shares, par value $0.0001

Item 2.  Identity and Background.

(i)(a)	Daniel J. Hammett (“Hammett”)
(b)	Business address: 1707 Post Oak Boulevard, Suite 215, Houston, Texas 77056
(c)	Present occupation: CEO and Director of the Issuer
(d)	Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d), in which the Hammett was convicted.
(e)
Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e), in which the Hammett was a party and was or is subject to a judgment, decree or final order.

(f)	Citizenship: United States

(ii)(a)	Name: Great Outdoors, LLC, a Delaware LLC (“Great Outdoors”)
(b)	Business address: 1707 Post Oak Boulevard, Suite 215, Houston, Texas 77056
(c)	Principal business:
(d)	Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d), in which the Great Outdoors was convicted.
(e)
Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e), in which the Great Outdoors was a party and was or is subject to a judgment, decree or final order.

Item 3.  Source and Amount of Funds or Other Consideration.

OO – See Item 4 and Item 5

Item 4.  Purpose of Transaction.

On April 30, 2014, the Issuer issued and received full consideration for a 7% Series A Convertible Note (“April Note”) in the amount of $150,000 to Great Outdoors.  The Note is convertible at the option of Great Outdoors into shares of common stock of the Issuer (the “Common Stock”), and at Great Outdoor’s option, accrued interest, on the earlier of (i) May 1, 2015 (the “Maturity Date”) or (ii) any Change of Control Transaction (as described below), at a conversion price of $0.05 per share of Common Stock, subject to certain restrictions defined in the Note.  A Change of Control Transaction is defined as (a) any sale of equity securities or securities convertible into equity securities of the Issuer in an amount greater than $150,000; (b) the removal or demotion of Paul C. Watson from his position of President and Chief Executive Officer of the Issuer or the removal or demotion of any director or corporate officer appointed by Paul C. Watson without the express written approval of such removal or demotion by Paul C. Watson, (c) any merger, consolidation, statutory share exchange or acquisition transaction involving the Issuer or any material subsidiary of the Issuer; (d) any sale of substantially all of the assets of the Issuer or any material subsidiary of the Issuer; or (e) any similar transaction involving the issuance, cancellation or restructuring of equity securities of the Issuer unless, following the completion of such transaction, the then existing shareholders of Issuer own or control, directly or indirectly, at least 50% of the voting power or liquidation rights of Issuer or the successor of such merger, consolidation or statutory share exchange.

On May 27, 2014, the Issuer issued a 7% Series A Convertible Note (“May Note”) in the amount of $500,000  to Great Outdoors. The Note is convertible at the option of Great Outdoors into shares of common stock of the Issuer (the “Common Stock”), and at the option of Great Outdoors (or any subsequent holder), accrued interest, on the earlier of (i) May 28, 2016 (the “Maturity Date”) or (ii) any Change of Control Transaction (as described below), at a conversion price of $0.05 per share of Common Stock, subject to certain restrictions defined in the Note. A Change of Control Transaction is defined as (a) any sale of equity securities or securities convertible into equity securities of the Issuer in an amount greater than $500,000; (b) the removal or demotion of Paul C. Watson from his current positions of President and Chief Executive Officer of the Issuer or the removal or demotion of any director or corporate officer appointed by Paul C. Watson without the express written approval of such removal or demotion by Paul C. Watson, (c) any merger, consolidation, statutory share exchange or acquisition transaction involving the Issuer or any material subsidiary of the Issuer; (d) any sale of substantially all of the assets of the Issuer or any material subsidiary of the Issuer; or (e) any similar transaction involving the issuance, cancellation or restructuring of equity securities of the Issuer unless, following the completion of such transaction, the then existing shareholders of Issuer own or control, directly or indirectly, at least 50% of the voting power or liquidation rights of Issuer or the successor of such merger, consolidation or statutory share exchange.

Hammett disclaims beneficial ownership of the April Note and the May Note and the common shares underlying the April Note and the May Note as they are being held for the benefit of certain creditors of Great Outdoors.

On June 19, 2014, the Issuer issued 50,323,526 common shares to Great Outdoors in exchange for 100% ownership of MyGo Games, LLC, a Minnesota LLC.  Daniel J. Hammett is the sole member and sole manager (sole member of the board of governors) of Great Outdoors.

Item 5.  Interest in Securities of the Issuer.

Great Outdoors holds 50,323,526 common shares of the Issuer and 13,000,000 in common shares underlying convertible notes totaling $650,000.  Hammett is the sole beneficial owner of Great Outdoors and Hammett and GO have shared voting and dispositive authority over the 50,323,526 shares held by Great Outdoors and the 13,000,000 in common shares underlying the $650,000 in convertible notes.  On May 27, 2014, Hammett was appointed as a director and chairman of the board of the Issuer.  On June 19, 2014, Hammett was appointed as chief executive officer of the Issuer.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

-	7% Series A Convertible Note in the amount of $150,000, dated April 30, 2014, from OBJ Enterprises, Inc. as debtor to Great Outdoors, LLC
-	7% Series A Convertible Note in the amount of $500,000, dated May 27, 2014, from OBJ Enterprises, Inc. as debtor to Great Outdoors, LLC
-	Share Exchange Agreement Among OBJ Enterprises, Inc., Great Outdoors, LLC and My GO Games, LLC, dated June 19, 2014

Item 7.   Materials to be Filed as Exhibits.

7.1  7% Series A Convertible Note dated April 30, 2014
7.2  7% Series A Convertible Note dated May 27, 2014
7.3  Share Exchange Agreement dated June 19, 2014 (filed as Exhibit 10.1 to the Issuer’s  Current Report on Form 8-K filed on June 25, 2014 and incorporated herein by reference)

Signed:  July 9, 2014

/s/ Daniel J. Hammett
Daniel J. Hammett

GREAT OUTDOORS, LLC, a Delaware LLC

By:	/s/ Daniel J. Hammett
Daniel J. Hammett, Chief Executive Officer

EXHIBIT 7.1

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) IF THE SECURITIES HAVE BEEN REGISTERED IN COMPLIANCE WITH THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT IN ACCORDANCE WITH RULE 144 THEREUNDER, IF APPLICABLE, AND IN ACCORDANCE W I T H APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE CORPORATION. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH U.S. SECURITIES LAWS.

7.0% SERIES A CONVERTIBLE NOTE
No: 2014 Series A CN - 001
US$150,000 April 30, 2014

For value received, OBJ Enterprises, Inc., a Florida corporation (the “Company”), promises to pay to Great Outdoors, LLC (the “Holder”), the principal sum of $150,000. Interest shall accrue from the date of this Convertible Note (this “Note”) on the unpaid principal amount at a rate equal to seven percent (7%) per annum, compounded annually. This Note is subject to the following terms and conditions.

1.
Maturity. Unless converted as provided in Section 2, this Note will automatically mature and be due and payable on May 1, 2015 (the “Maturity Date”). Subject to Section 2 below, interest shall accrue on this Note but shall not be due and payable until the Maturity Date. Notwithstanding the foregoing, the entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, shall become immediately due and payable upon the insolvency of the Company, the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of ninety (90) days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company. The foregoing notwithstanding, prepayment in cash of the principal balance of this Note, together with all accrued and unpaid interest on the portion of principal so prepaid, may be made by the Company in whole or in part at any time without penalty, upon a five (5) business day notice (a “Pre-Payment Notice”). The Holder may convert the Note into common stock, in accordance with Section 2(c), during the five business day Pre-Payment Notice period; provided that notice of conversion is delivered to the Company prior to 2:00 p.m. (New York Time) on the fifth business day of the Pre-Payment Notice period.

2.	Conversion; Payment; Etc.
a.
This Note shall be convertible at any time, in whole or in part, at the option of the Holder, into such number of fully paid and nonassessable shares of Common Stock of the Company (“Common Stock”) by dividing (i) the entire principal amount of, and at the

Holder’s option accrued interest on, this Note on the date of such optional conversion, by (ii) a conversion price of US$0.05 per share.
b.	The conversion price shall be subject to adjustment from time to time as hereinafter provided in this Section 2(b):
i. .
If the Company at any time divides the outstanding shares of its Common Stock into a greater number of shares (whether pursuant to a stock split, stock dividend or otherwise), and conversely, if the outstanding shares of its Common Stock are combined into a smaller number of shares, the conversion price in effect immediately prior to such division or combination shall be proportionately adjusted to reflect the reduction or increase in the value of each such common share.

ii.
If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that holders of the Company’s Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for such Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, Holder shall have the right to purchase and receive upon the basis and upon the terms and conditions specified in this Note and in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, other securities or assets as would have been issued or delivered to Holder if Holder had exercised this Note and had received such shares of Common Stock immediately prior to such reorganization, reclassification, consolidation, merger or sale. The Company shall not effect any such consolidation, merger or sale unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument executed and mailed to the Holder at the last address of the Holder appearing on the books of the Company the obligation to deliver to the Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to purchase.

c.
No fractional shares of the Company’s capital stock will be issued upon conversion of this Note. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company will pay to the Holder in cash the amount of the unconverted principal and interest balance of this Note that would otherwise be converted into such fractional share. Upon conversion of this Note pursuant to this Section 2, the Holder shall surrender this Note, duly endorsed, at the principal offices of the Company or any transfer agent of the Company. At its expense, the Company will, as soon as practicable thereafter, issue and deliver to such Holder, at such principal office, a certificate or certificates for the number of shares to which such Holder is entitled upon such conversion, together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Note, including a check payable to the Holder for any cash amounts payable as described herein. Upon conversion of this Note and the deliveries required pursuant to this Section 2 in connection with such conversion, the Company will be forever released from all of its obligations and liabilities under this Note with regard to that portion of the principal amount and accrued interest being converted including without limitation the obligation to pay such portion of the principal amount and accrued interest.

d.
The foregoing notwithstanding, prepayment in cash of the principal balance of this Note, together with all accrued and unpaid interest on the portion of principal so prepaid, may be made by the Company in whole or in part at any time without premium or penalty.

Notwithstanding any other provision hereof, no Holder shall convert this Note or any portion thereof, if as a result of such conversion the holder would then become a “beneficial owner” (as determined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 4.99% or more of the issued and outstanding Common Stock. For greater certainty, the Note shall not be convertible by the Holder to the extend that, if, after giving effect to such conversion, the holder of such securities, together with its affiliates, would in aggregate beneficially own, or exercise control or direction over that number of voting securities of the Company which is 4.99% or greater of the total issued and outstanding voting securities of the Company, immediately after giving effect to such conversion.

e.
Payment of Interest. Upon conversion of the entire principal amount of this Note into the Company’s capital stock, any interest accrued on this Note that is not by reason of Section 2 hereof simultaneously converted into Common Stock shall be immediately paid to the Holder.

f.
Payment. All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal. This Note may not be prepaid at any time without the prior written consent of the Holder.

3.
Due on Sale Clause. The Holder shall have the right, at its sole option, to declare this Note immediately due and payable irrespective of the Maturity Date specified herein ten business days prior to the effective date of any Change of Control Transaction undertaken without the prior written consent of the Holder, which consent the Holder shall have no obligation to give. A “Change of Control Transaction” means (a) any sale of equity securities or securities convertible into equity securities of the Company in an amount greater than $150,000; (b) the removal or demotion of Paul C. Watson from his current positions of President and Chief Executive Officer of the Company or the removal or demotion of any director or corporate officer appointed by Paul C. Watson without the express written approval of such removal or demotion by Paul C. Watson, (c) any merger, consolidation, statutory share exchange or acquisition transaction involving the Company or any material subsidiary of the Company; (d) any sale of substantially all of the assets of the Company or any material subsidiary of the Company; or (e) any similar transaction involving the issuance, cancellation or restructuring of equity securities of the Company unless, following the completion of such transaction, the then existing shareholders of Company own or control, directly or indirectly, at least 50% of the voting power or liquidation rights of Company or the successor of such merger, consolidation or statutory share exchange. In the event of a contemplated Change of Control Transaction, the Company shall provide the Holder at least Fifteen business days prior to the effective date of any Change of Control Transaction, except as may otherwise be prohibited by law.

4.	Transfer; Successors and Assigns.
a.
The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. This Note may be transferred, or divided into two or more Notes of smaller denomination, subject to the following conditions. The Holder, by acceptance hereof, agrees to give written notice to the Company before transferring this Note of such Holder’s intention to do so, describing briefly the manner of the proposed transfer. Promptly upon receiving such written notice, the Company shall present copies thereof to the Company’s counsel. If in the opinion of the Company’s counsel the proposed transfer may be effected without constituting a violation of the applicable U.S. state or federal securities laws, then the Company, as promptly as practicable, shall notify the Holder of such opinion, whereupon the Holder shall be entitled to transfer this Note, provided that an appropriate legend may be endorsed on this Note respecting restrictions upon transfer thereof necessary or advisable in the opinion of counsel satisfactory to the Company to prevent further transfers which would be in violation of such securities laws or adversely affect the exemptions relied upon by the Company. To such effect, the Company may request that the intended transferee execute an investment letter satisfactory to the Company and its counsel.

b.
A register of the issuance and transfer of this Note shall be kept at the office of the Company, and this Note may be transferred only on the books of the Company maintained at its office. Each transfer shall be in writing signed by the then registered Holder hereof or the Holder’s legal representatives or successors, and no transfer hereof shall be binding upon the Company unless in writing and duly registered on the register maintained at the Company’s office. Upon transfer of this Note, the transferee, by accepting the Note, agrees to be bound by the provisions, terms, conditions and limitations of this Note.

c.
If in the opinion of the counsel referred to in this Section 4, the proposed transferor disposition of the Note described in the Holder’s written notice given pursuant to this Section 4 may not be effected without registration or without adversely affecting the exemptions relied upon by the Company, the Company shall promptly give written notice to the Holder and the Holder will limit its activities and restrict its transfer accordingly.

5
Governing Law. This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Texas, without giving effect to principles of conflicts of law.

6
Notices. Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient upon delivery, when (a) delivered personally or by a nationally-recognized delivery service (such as Federal Express or UPS), (b) seventy-two (72) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified at such party’s address as set forth herein or as subsequently modified by written notice or (c) sent by facsimile with a return confirmation received, addressed to the party to be notified at such party’s facsimile number as set forth herein or as subsequently modified by written notice.

7
Amendments and Waivers. Any term of this Note may be amended only with the written consent of the Company and the Holder. Any amendment or waiver effected in accordance with this Section 7 shall be binding upon the Company, the Holder and each transferee of the Note.

Company hereby waives presentment for payment, notice of dishonor, protest and notice of protest. If this Note is not paid when due, the Company agrees to pay all costs of collection, including reasonable attorneys’ fees.

THIS NOTE SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS.

OBJ ENTERPRISES, INC.

By: /s/ Paul C Watson
Its: President and CEO
Address: 1707 Post Oak Blvd, Suite 215, Houston TX 77056

EXHIBIT 7.2

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) IF THE SECURITIES HAVE BEEN REGISTERED IN COMPLIANCE WITH THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT IN ACCORDANCE WITH RULE 144 THEREUNDER, IF APPLICABLE, AND IN ACCORDANCE W I T H APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE CORPORATION. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH U.S. SECURITIES LAWS.

7.0% SERIES A CONVERTIBLE NOTE
No: 2014 Series A CN - 001
US$500,000 May 27, 2014

For value received, OBJ Enterprises, Inc., a Florida corporation (the “Company”), promises to pay to Great Outdoors, LLC (the “Holder”), the principal sum of $500,000. Interest shall accrue from the date of this Convertible Note (this “Note”) on the unpaid principal amount at a rate equal to seven percent (7%) per annum, compounded annually. This Note is subject to the following terms and conditions.

1.
Maturity. Unless converted as provided in Section 2, this Note will automatically mature and be due and payable on May 28, 2016 (the “Maturity Date”). Subject to Section 2 below, interest shall accrue on this Note but shall not be due and payable until the Maturity Date. Notwithstanding the foregoing, the entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, shall become immediately due and payable upon the insolvency of the Company, the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of ninety (90) days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company. The foregoing notwithstanding, prepayment in cash of the principal balance of this Note, together with all accrued and unpaid interest on the portion of principal so prepaid, may be made by the Company in whole or in part at any time without penalty, upon a five (5) business day notice (a “Pre-Payment Notice”). The Holder may convert the Note into common stock, in accordance with Section 2(c), during the five business day Pre-Payment Notice period; provided that notice of conversion is delivered to the Company prior to 2:00 p.m. (New York Time) on the fifth business day of the Pre-Payment Notice period.

2.	Conversion; Payment; Etc.
a .
This Note shall be convertible at any time, in whole or in part, at the option of the Holder, into such number of fully paid and nonassessable shares of Common Stock of the Company (“Common Stock”) by dividing (i) the entire principal amount of, and at the

Holder’s option accrued interest on, this Note on the date of such optional conversion, by (ii) a conversion price of US$0.05 per share.
b .	The conversion price shall be subject to adjustment from time to time as hereinafter provided in this Section 2(b):
i. .
If the Company at any time divides the outstanding shares of its Common Stock into a greater number of shares (whether pursuant to a stock split, stock dividend or otherwise), and conversely, if the outstanding shares of its Common Stock are combined into a smaller number of shares, the conversion price in effect immediately prior to such division or combination shall be proportionately adjusted to reflect the reduction or increase in the value of each such common share.

ii.
If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets    to another corporation shall be effected in such a way that holders of the Company’s Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for such Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, Holder shall have the right to purchase and receive upon the basis and upon the terms and conditions specified in this Note and in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, other securities or assets as would have been issued or delivered to Holder if Holder had exercised this Note and had received such shares of Common Stock immediately prior to such reorganization, reclassification, consolidation, merger or sale. The Company shall not effect any such consolidation, merger or sale unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument executed and mailed to the Holder at the last address of the Holder appearing on the books of the Company the obligation to deliver to the Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to purchase.

c.
No fractional shares of the Company’s capital stock will be issued upon conversion of this Note. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company will pay to the Holder in cash the amount of the unconverted principal and interest balance of this Note that would otherwise be converted into such fractional share. Upon conversion of this Note pursuant to this Section 2, the Holder shall surrender this Note, duly endorsed, at the principal offices of the Company or any transfer agent of the Company. At its expense, the Company will, as soon as practicable thereafter, issue and deliver to such Holder, at such principal office, a certificate or certificates for the number of shares to which such Holder is entitled upon such conversion, together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Note, including a check payable to the Holder for any cash amounts payable as described herein. Upon conversion of this Note and the deliveries required pursuant to this Section 2 in connection with such conversion, the Company will be forever released from all of its obligations and liabilities under this Note with regard to that portion of the principal amount and accrued interest being converted including without limitation the obligation to pay such portion of the principal amount and accrued interest.

d.
The foregoing notwithstanding, prepayment in cash of the principal balance of this Note, together with all accrued and unpaid interest on the portion of principal so prepaid, may be made by the Company in whole or in part at any time without premium or penalty.

Except as set forth in the preceding sentence, for purposes of this Section 4(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 4(d) applies, the determination of whether this Debenture is convertible (in relation to other securities owned by the Holder together with any Affiliates) and of which principal amount of this Debenture is convertible shall be in the sole discretion of the Holder, and the submission of a Notice of Conversion shall be deemed to be the Holder's determination of whether this Debenture may be converted (in relation to other securities owned by the Holder together with any Affiliates) and which principal amount of this Debenture is convertible, in each case subject to the Beneficial Ownership Limitation.To ensure compliance with this restriction, the Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 4(d), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Company's most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Company, or (iii) a more recent written notice by the Company or the Company's transfer agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Debenture, by the Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported.The "Beneficial Ownership Limitation" shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion ofthis Debenture held by the Holder. The Holder, upon not less than 61days' prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 4(d), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of this Debenture held by the Holder and the Beneficial Ownership Limitation provisions of this Section 4(d) shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company. The Beneficial Ownership Limitation provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4(d) to correct this paragraph (or any portion hereot) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Debenture.

e.
Payment of Interest. Upon conversion of the entire principal amount of this Note into the Company’s capital stock, any interest accrued on this Note that is not by reason of Section 2 hereof simultaneously converted into Common Stock shall be immediately paid to the Holder.

f.
Payment. All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal. This Note may not be prepaid at any time without the prior written consent of the Holder.

3.
Due on Sale Clause. The Holder shall have the right, at its sole option, to declare this Note immediately due and payable irrespective of the Maturity Date specified herein ten business days prior to the effective date of any Change of Control Transaction undertaken without the prior written consent of the Holder, which consent the Holder shall have no obligation to give. A “Change of Control Transaction” means (a) any sale of equity securities or securities convertible into equity securities of the Company in an amount greater than $500,000; (b) the removal or demotion of Paul C. Watson from his current positions of President and Chief Executive Officer of the Company or the removal or demotion of any director or corporate officer appointed by Paul C. Watson without the express written approval of such removal or demotion by Paul C. Watson, (c) any merger, consolidation, statutory share exchange or acquisition transaction involving the Company or any material subsidiary of the Company; (d) any sale of substantially all of the assets of the Company or any material subsidiary of the Company; or (e) any similar transaction involving the issuance, cancellation or restructuring of equity securities of the Company unless, following the completion of such transaction, the then existing shareholders of Company own or control, directly or indirectly, at least 50% of the voting power or liquidation rights of Company or the successor of such merger, consolidation or statutory share exchange. In the event of a contemplated Change of Control Transaction, the Company shall provide the Holder at least Fifteen business days prior to the effective date of any Change of Control Transaction, except as may otherwise be prohibited by law.

4.	Transfer; Successors and Assigns.
a.
The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. This Note may be transferred, or divided into two or more Notes of smaller denomination, subject to the following conditions. The Holder, by acceptance hereof, agrees to give written notice to the Company before transferring this Note of such Holder’s intention to do so, describing briefly the manner of the proposed transfer. Promptly upon receiving such written notice, the Company shall present copies thereof to the Company’s counsel. If in the opinion of the Company’s counsel the proposed transfer may be effected without constituting a violation of the applicable U.S. state or federal securities laws, then the Company, as promptly as practicable, shall notify the Holder of such opinion, whereupon the Holder shall be entitled to transfer this Note, provided that an appropriate legend may be endorsed on this Note respecting restrictions upon transfer thereof necessary or advisable in the opinion of counsel satisfactory to the Company to prevent further transfers which would be in violation of such securities laws or adversely affect the exemptions relied upon by the Company. To such effect, the Company may request that the intended transferee execute an investment letter satisfactory to the Company and its counsel.

b.
A register of the issuance and transfer of this Note shall be kept at the office of the Company, and this Note may be transferred only on the books of the Company maintained at its office. Each transfer shall be in writing signed by the then registered Holder hereof or the Holder’s legal representatives or successors, and no transfer hereof shall be binding upon the Company unless in writing and duly registered on the register maintained at the Company’s office. Upon transfer of this Note, the transferee, by accepting the Note, agrees to be bound by the provisions, terms, conditions and limitations of this Note.

c.
If in the opinion of the counsel referred to in this Section 4, the proposed transferor disposition of the Note described in the Holder’s written notice given pursuant to this Section 4 may not be effected without registration or without adversely affecting the exemptions relied upon by the Company, the Company shall promptly give written notice to the Holder and the Holder will limit its activities and restrict its transfer accordingly.

5
Governing Law. This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Texas, without giving effect to principles of conflicts of law.

6
Notices. Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient upon delivery, when (a) delivered personally or by a nationally-recognized delivery service (such as Federal Express or UPS), (b) seventy-two (72) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified at such party’s address as set forth herein or as subsequently modified by written notice or (c) sent by facsimile with a return confirmation received, addressed to the party to be notified at such party’s facsimile number as set forth herein or as subsequently modified by written notice.

7
Amendments and Waivers. Any term of this Note may be amended only with the written consent of the Company and the Holder. Any amendment or waiver effected in accordance with this Section 7 shall be binding upon the Company, the Holder and each transferee of the Note.

Company hereby waives presentment for payment, notice of dishonor, protest and notice of protest. If this Note is not paid when due, the Company agrees to pay all costs of collection, including reasonable attorneys’ fees.

THIS NOTE SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS.

OBJ ENTERPRISES, INC.

By: /s/ Paul C Watson
Its: President and CEO
Address: 1707 Post Oak Blvd, Suite 215, Houston TX 77056